ATA Reports Fiscal 2011 Fourth Quarter and Year-end Financial Results
Company to Hold Conference Call on June 2 at 8 a.m. ET to Discuss Results

Beijing, China, June 1, 2011 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal fourth quarter and fiscal year ended March 31, 2011 (“Fourth Quarter 2011” and “Fiscal Year 2011”, respectively).

The following are estimates of the Company’s preliminary unaudited financial results for Fourth Quarter 2011 and Fiscal Year 2011. These preliminary financial results are subject to change. These results may, for example, become subject to adjustment based upon, among other things, completion of the fiscal-year reporting process, and could differ materially from the estimates provided below.

Fourth Quarter 2011 Financial Highlights

•	Net revenues of RMB49.7 million (US$7.6 million), representing an increase of 5.3% year over year during a seasonally weaker quarter

•	Gross profit of RMB22.4 million (US$3.4 million), representing an increase over RMB17.3 million in the prior-year period; gross margin of 45.0%, representing an increase over 36.6% in the prior-year period

•	Loss from operations of RMB8.1 million (US$1.2 million), compared to RMB38.0 million in the prior-year period

•	Net loss of RMB5.6 million (US$0.9 million), or RMB0.13 per common share (US$0.02), compared to net loss of RMB38.1 million, or RMB0.86 per common share, in the prior-year period

•	Adjusted net loss excluding share-based compensation expense and foreign currency exchange gain (Non-GAAP) of RMB5.8 million (US$0.9 million), compared to net loss of RMB35.3 million in the prior-year period

•	Basic and diluted losses per ADS were RMB0.26 (US$0.04). Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) were RMB0.26 (US$0.04). Each ADS represents two common shares of ATA.

Fiscal Year 2011 Financial Highlights

•	Net revenues of RMB303.9 million (US$46.4 million), representing an increase of 24.0% year over year

•	Gross profit of RMB154.7 million (US$23.6 million), representing an increase of 33.9% year over year; gross margin of 50.9%, representing an increase over 47.1% in last fiscal year

•	Income from operations of RMB20.9 million (US$3.2 million), compared to a loss from operations of RMB30.1 million last fiscal year

•	Net income of RMB19.8 million (US$3.0 million), compared to a net loss of RMB35.3 million

•	Adjusted net income excluding share-based compensation expense and foreign currency exchange gain (Non-GAAP) of RMB23.3 million (US$3.6 million), compared to an adjusted net loss of RMB27.6 million last year

•	Basic and diluted incomes per ADS were RMB0.88 (US$0.14). Basic and diluted incomes per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) were RMB1.05 and RMB1.04 (US$0.16). Each ADS represents two common shares of ATA.

•	Net cash generated from operations was RMB62.1 million (US$9.5 million). As of March 31, 2011, ATA’s cash and cash equivalents were RMB268.1 million (US$40.9 million) with no long-term debt.

•	ATA delivered approximately 6.9 million billable tests in Fiscal Year 2011, an increase of 19.9% from last fiscal year.

Guidance for Fiscal Year 2012

•	The Company believes revenue will be between RMB395.0 million and RMB415.0 million (US$60.3 million and US$63.4 million) and net income between RMB40.0 million and RMB45.0million (US$6.1 million and US$6.9 million) for the fiscal year ending March 31, 2012 (“Fiscal Year 2012”).

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We are very pleased with our return to profitability in Fiscal Year 2011 and with our fourth quarter financial results, despite the period’s being our seasonally weaker quarter. We have continued to benefit from our existing long-term customer relationships and increased the total number of delivered billable tests by 19.9% to 6.9 million during the fiscal year. We reported over 50% gross margin for Fiscal Year 2011, which we feel supports our highly scalable method of delivering computerized testing services.

“We expect continued gross margin improvement in Fiscal Year 2012 due to improved economies of scale with our test center partners, greater inroads with banking and financial institutions, and more streamlined operations. We have continued to optimize our sales cycle, where we often spend considerable time educating and providing information to prospective clients regarding the use and benefits of our products and services.

“We are also pleased with the continued momentum of HR Select, which experienced increased sales in Fiscal Year 2011. We continue to pursue new avenues for growth from this business line by providing our computerized hiring services to companies ranging from the large Chinese Banks, such as China Construction Bank, to small, local entrepreneurs.”

Preliminary Financial Results for Fourth Quarter 2011
For Fourth Quarter 2011, ATA’s total net revenues increased 5.3% year over year to RMB49.7 million (US$7.6 million). The increase was mainly driven by higher net revenues from testing services.

The total number of tests delivered in the Fourth Quarter 2011 was 1.0 million billable tests, a decrease of 23.0% from 1.3 million billable tests in the prior-year period, primarily due to changes in test scheduling.

Gross profit for Fourth Quarter 2011 increased 29.6% to RMB22.4 million (US$3.4 million) from RMB17.3 million in the same period last fiscal year. Gross margin increased to 45.0% in Fourth Quarter 2011 from 36.6% in the prior-year period, primarily due to an impairment of RMB5.5 million prepaid royalty fee for certain course materials related to the Company’s partnership with Microsoft that was incurred in the prior-year period.

Operating expenses for Fourth Quarter 2011 decreased 44.9% to RMB30.5 million (US$4.7 million) from RMB55.3 million in the same period last fiscal year. This decrease was primarily due to a one-time RMB22.3 million bad debt provision related to the Company’s NTET tutorial platform that was taken in the prior-year period.

The Company reported a loss from operations in Fourth Quarter 2011 of RMB8.1 million (US$1.2 million), representing a significant improvement from the RMB38.0 million loss from operations reported in the prior-year period.

For Fourth Quarter 2011, the Company reported a net loss of RMB5.6 million (US$0.9 million), representing a significant improvement from a net loss of RMB38.1 million in the prior-year period.

For Fourth Quarter 2011, both basic and diluted losses per common share were RMB0.13 (US$0.02), compared to RMB0.86 in Fourth Quarter 2010. Both basic and diluted losses per ADS were RMB0.26 (US$0.04) in Fourth Quarter 2011, compared to RMB1.72 in the prior-year period.

Preliminary Financial Results for Fiscal Year 2011

For Fiscal Year 2011, net revenues were RMB303.9 million (US$46.4 million), an increase of 24.0% from the fiscal year ended March 31, 2010 (“Fiscal Year 2010”). The increase was mainly driven by higher net revenues from an increased number of tests delivered to the securities industry; as well as increases in net revenues from TOEIC tests of an estimated RMB24.2 million (US$3.7 million) in Fiscal Year 2011, compared to RMB19.3 million in Fiscal Year 2010; and higher net revenues from HR Select testing services of an estimated RMB30.3 million (US$4.6 million) from RMB13.2 million in Fiscal Year 2010.

Net revenues from test preparation and training solutions increased 38.4% to RMB15.4 million (US$2.4 million) in Fiscal Year 2011, driven primarily by growth in online courses for the Securities Association of China exam and the Cambridge Young Learner’s English program.

Net revenues from test-based educational services continued to decrease by an estimated 19.1% to RMB25.7 million (US$3.9 million) in Fiscal Year 2011 as the Company continues to shift its focus toward its core testing services and developing business lines.

The total number of tests delivered in Fiscal Year 2011 was 6.9 million billable tests, an increase of 19.9% from 5.8 million billable tests in Fiscal Year 2010.

Gross profit for Fiscal Year 2011 increased 33.9% to RMB154.7 million (US$23.6 million), from RMB115.5 million in Fiscal Year 2010. The gross margin increased to 50.9% in Fiscal Year 2011 from 47.1% in Fiscal Year 2010, primarily due to a one-time RMB5.5 million impairment of the prepaid royalty fee for certain course materials related to the Company’s partnership with Microsoft that was incurred during Fiscal Year 2010.

Operating expenses for Fiscal Year 2011 decreased 8.1% to RMB133.8 million (US$20.4 million) from RMB145.6 million in Fiscal Year 2010, primarily due to a significant decrease in provision for doubtful accounts, in particular the RMB23.7 million bad debt provision related to the Company’s NTET tutorial platform taken in Fiscal Year 2010.

Income from operations for Fiscal Year 2011 was RMB20.9 million (US$3.2 million), compared to a loss from operations of RMB30.1 million in Fiscal Year 2010.

The Company reported net income of RMB19.8 million (US$3.0 million), representing a significant improvement from a net loss of RMB35.3 million in Fiscal Year 2010. Basic and diluted incomes per common share are both estimated to be RMB0.44 (US$0.07), and basic and diluted incomes per ADS are both estimated to be RMB0.88 (US$0.14).

Non-GAAP Measures
Adjusted net income for the year, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), totaled RMB23.3 million (US$3.6 million) compared to a net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB27.6 million in the previous year. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fiscal Year 2011 is expected to be RMB0.52 (US$0.08).

Net loss excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) totaled RMB5.8 million (US$0.9 million) for Fourth Quarter 2011 compared to a loss of RMB35.3 million in the prior-year period. Basic and diluted losses per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fourth Quarter 2011 were RMB0.13 (US$0.02).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended March 31, 2011, were both 22.3 million. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the fiscal year ended March 31, 2011, were both 22.2 million. Each ADS represents two common shares. ATA had 44.6 million common shares outstanding on March 31, 2011, and 44.4 million common shares outstanding on March 31, 2010.

Guidance for Fiscal Year 2012
For Fiscal Year 2012, ATA believes revenue will be between RMB395.0 million and RMB415.0 million (US$60.3 million and US$63.4 million) and net income between RMB40.0 million and RMB45.0 million (US$6.1 million and US$6.9 million).

Estimated Financial Results
(unaudited) ($ in millions)

	For the year ending	For the year ended	Percent Gain
	March 31, 2012	March 31, 2011
Net Revenue	$60.3 — $63.4	$46.4	30.0% — 36.6%
Net Income	$6.1 — $6.9	$3.0	103.3% -130.0%

Mr. Ma concluded, “We remain very optimistic about the growth opportunities in each of our business lines. We are confident that ATA will continue to see accelerating growth from our platform testing business while achieving greater profitability from HR Select and TOEIC. We expect contributions from HR Select, despite being a relatively small portion of our revenue, to help offset the inherent lumpiness of our core business from quarter to quarter. We also expect to realize benefits from the investments made during FY 2011 in designing and implementing new, large-scale tests, such as the nationwide security guard certification exam. In addition, we will continue to further develop and enhance ATA’s testing capabilities as our client needs evolve, which will help to identify and attract new test takers on our established test titles. We think this reflects the inherent scalability of our business model as we work to provide access to fair and valid assessment exams to individuals of China’s growing population. Our Company is continuing to generate excess cash flow and is well positioned to continue healthy, organic growth.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Fourth Quarter 2011 or Fiscal Year 2011 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information

ATA will host a conference call at 8 a.m. Eastern Time on Thursday, June 2, 2011, to discuss the results of Fourth Quarter 2011 and Fiscal Year 2011. Joining ATA Chairman and CEO Kevin Ma will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer. To participate in the conference call, please use the following dial-in numbers and passcode:

1 866 549 1292 +852 3005 2050 +400 681 6949	(U.S.) (International) (Mainland China)
175 893#	(Participant Passcode)

The live webcast of the conference call can be accessed at the investor relations section of ATA’s website at http://www.ata.net.cn and at the following link:
http://www.mzcan.com/cancast/us/index.php?id=usATAI—27&version=e. An accompanying slide presentation in PDF format will also be made available prior to the conference call at the investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.
ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. ATA’s test center network comprised 2,018 authorized test centers located throughout China as of March 31, 2011. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 31.1 million billable tests, since ATA started operations in 1999.

For further information, please visit ATA’s website at http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal year ending March 31, 2012, statements regarding market trends, the potential growth and success of the Company’s TOEIC, HR Select and other businesses, the Company’s potential business related to the program for testing security guards in China, and the future overall operating performance of the Company.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2010, and other filings ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2010.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation
The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Fourth Quarter 2011 into U.S. dollars is included solely for the convenience of readers and has been made at the rate of RMB6.5483 to US$1.00, the noon buying rate as of March 31, 2011 in New York for cable transfers in RMB per US$ as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures
To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and basic and diluted earnings per common share and per ADS excluding share-based compensation expense is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company ATA, Inc. Benson Tsang, CFO +86 10 6518 1122 x5107 bensontsang@ata.net.cn	Investor Relations The Equity Group Inc. Adam Prior, Vice President 212-836-9606 Phone: +86 10 6587 6435

aprior@equityny.com

Carolyne Yu, Account Executive

212-836-9610

cyu@equityny.com

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	March 31,
	2010	2011	2011

	RMB	RMB	USD

ASSETS
Current assets:
Cash	213,874,252	268,058,194	40,935,540
Accounts receivable, net	82,900,060	47,051,596	7,185,315
Inventories	2,115,220	344,909	52,671
Prepaid expenses and other current assets	10,184,165	10,036,345	1,532,664

Total current assets	309,073,697	325,491,044	49,706,190

Property and equipment, net	70,328,064	63,040,178	9,626,953
Goodwill	23,422,850	23,422,850	3,576,936
Intangible assets, net	23,206,591	20,356,104	3,108,609
Other assets	2,471,898	3,136,860	479,034

Total assets	428,503,100	435,447,036	66,497,722
Total assets

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	52,385,674	48,346,969	7,383,133
Deferred revenues	25,837,229	19,100,619	2,916,882

Total current liabilities	78,222,903	67,447,588	10,300,015

Deferred revenues	4,673,805	3,823,601	583,907
Deferred tax liabilities	131,524	112,847	17,233

Total liabilities	83,028,232	71,384,036	10,901,155

Shareholders’ equity:
Common shares	3,418,709	3,428,840	523,623
Receivable from shareholders	—	(1,035,796)	(158,178)
Additional paid-in capital	485,907,507	491,585,143	75,070,651
Accumulated other comprehensive loss	(16,399,334)	(22,217,189)	(3,392,818)
Accumulated deficit	(127,452,014)	(107,697,998)	(16,446,711)

Total shareholders’ equity	345,474,868	364,063,000	55,596,567

Total liabilities and shareholders’ equity	428,503,100	435,447,036	66,497,722

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2010	20111	2011

	RMB	RMB	USD
Net revenues:
Testing services	35,107,672	37,348,815	5,703,589
Test-based educational services	9,231,426	8,053,704	1,229,892
Test preparation and training solutions	684,283	1,582,588	241,679
Other revenue	2,197,351	2,752,074	420,274
Total net revenues	47,220,732	49,737,181	7,595,434
Cost of revenues	29,960,425	27,359,606	4,178,124

Gross profit	17,260,307	22,377,575	3,417,310

Operating expenses:
Research and development	6,082,845	4,373,116	667,825
Sales and marketing	9,568,146	10,864,241	1,659,093
General and administrative	39,648,543	15,214,413	2,323,414

Total operating expenses	55,299,534	30,451,770	4,650,332

Loss from operations	(38,039,227)	(8,074,195)	(1,233,022)
Interest income	203,048	366,931	56,035
Foreign currency exchange gain, net	896	1,086,945	165,989

Loss before income taxes	(37,835,283)	(6,620,319)	(1,010,998)

Income tax benefit (expense)	(285,642)	1,029,741	157,253

Net loss	(38,120,925)	(5,590,578)	(853,745)

Basic loss per common share	(0.86)	(0.13)	(0.02)

Diluted loss per common share share	(0.86)	(0.13)	(0.02)

Basic loss per ADS	(1.72)	(0.26)	(0.04)

Diluted loss per ADS	(1.72)	(0.26)	(0.04)

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	March 31,	March 31,	March 31,
	2010	2011	2011

	RMB	RMB	USD
Net revenues:
Testing services	187,158,128	243,103,305	37,124,644
Test-based educational services	31,786,398	25,727,038	3,928,812
Test preparation and training solutions	11,149,124	15,426,587	2,355,816
Other revenue	14,937,893	19,646,881	3,000,302
Total net revenues	245,031,543	303,903,811	46,409,574
Cost of revenues	129,535,003	149,216,172	22,787,009

Gross profit	115,496,540	154,687,639	23,622,565

Operating expenses:
Research and development	22,708,310	22,756,340	3,475,152
Sales and marketing	38,951,021	54,382,019	8,304,754
General and administrative	83,892,360	56,657,068	8,652,180

Total operating expenses	145,551,691	133,795,427	20,432,086

Income (loss) from operations	(30,055,151)	20,892,212	3,190,479
Interest income	731,181	1,035,607	158,149
Foreign currency exchange gain (loss), net	(283,875)	1,138,484	173,859

Earnings (loss) before income taxes	(29,607,845)	23,066,303	3,522,487

Income tax expense	(5,742,146)	(3,312,287)	(505,824)

Net income (loss)	(35,349,991)	19,754,016	3,016,663

Basic earnings (loss) per common share	(0.79)	0.44	0.07

Diluted earnings (loss) per common share share	(0.79)	0.44	0.07

Basic earnings (loss) per ADS	(1.58)	0.88	0.14

Diluted earnings (loss) per ADS	(1.58)	0.88	0.14

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2010	2011	2010	2011

	RMB	RMB	RMB	RMB

GAAP net income (loss)	(38,120,925)	(5,590,578)	(35,349,991)	19,754,016
Share-based compensation expenses	2,866,359	846,079	7,495,718	4,651,971
Foreign currency exchange (gain) loss, net	(896)	(1,086,945)	283,875	(1,138,484)

Non-GAAP net income (loss)	(35,255,462)	(5,831,444)	(27,570,398)	23,267,503
GAAP earnings (loss) per common share
Basic	(0.86)	(0.13)	(0.79)	0.44
Basic
Diluted	(0.86)	(0.13)	(0.79)	0.44
Non-GAAP earnings (loss) per common share
Basic	(0.80)	(0.13)	(0.62)	0.52
Diluted	(0.80)	(0.13)	(0.62)	0.52